FireLight CAMPS

COMPANY OVERVIEW

OCTOBER 2020

WELCOME TO FIRELIGHT CAMPS



We create luxurious, stylish, and social camping experiences that inspire adventure, awaken appreciation for nature, and deepen connection with family, friends and community.

CONTENTS

LETTER FROM THE CEO

Firelight Camps was founded to create luxurious, stylish, and social camping experiences that inspire adventure, awaken appreciation for nature, and deepen connection with family, friends and community. Each year, 40+ million Americans go camping, sleeping on the ground and lugging heavy gear. For millions more, their need to get outdoors is outweighed by these inconveniences. Firelight Camps meets the enormous demand for an alternative way to camp.

We opened our first Firelight Camp in Ithaca, New York in 2014, nestled between a boutique hotel and an iconic state park with magnificent waterfalls. Firelight Ithaca has seen resounding success. Launched with six tents and a RevPAR of $90, by 2019 our Ithaca camp has grown to 19 tents with a RevPAR of $219. The camp has produced a 24% return on cost, demonstrating the exciting economics of our low development costs, strong rates, and robust demand.

Our team has secured a breathtaking property for our second location. Located in the Catskill Mountains about two hours from New York City, this 58-acre riverside property is in the heart of the Phoenicia / Woodstock region. Building on the lessons learned from our Ithaca camp, the 80-tent Firelight Phoenicia will feature a package of resort-like amenities that will further elevate the Firelight experience. Oversized safari-style canvas wall tents, each with en-suite bathrooms, private balconies and luxurious beds, will be sited on wooded pathways. Tended campfires will surround our central lobby, snack shack, and bar. Firelight Phoenicia will combine the benefits of camping with the proven, tested model of a boutique hotel.

There is strong demand for an elevated camping experience outside of nearly every major metropolitan city in the USA. With opportunities to renovate existing under-performing campgrounds, add additional low-cost tented rooms to inns and hotels with contiguous land, or develop free-standing glamping resorts on vacant land, there are many paths for growth.

Our group is uniquely positioned to take advantage of the glamping industry's rapid growth. Firelight Camps is top tier in online reviews and in press outlets such as the New York Times, the Wall Street Journal, and Vogue Magazine. Our co-founder's glamping-themed cookbook, Feast by Firelight, now in its third printing, is available in national outlets such as L.L.Bean and Anthropologie. Our team has expertise in tented accommodations, hotel operations, property development, and food & beverage programming. We are guided by a board of directors with deep roots in the hotel industry and strong connections to the Cornell Hotel School.

We are fortunate to have a stellar group of investors and advisors who have backed and guided us thus far, and we look forward to welcoming additional investors to join us in developing Firelight Phoenicia and our future pipeline.

Thank you for your confidence and support.

With Gratitude,

Bobby Frisch
Co-Founder and CEO, Luxury Camping Inc.

LUXURY CAMPING INC.



OUR TEAM



Robert Frisch

CHIEF EXECUTIVE OFFICER, CO-FOUNDER

—

Bobby co-founded, managed, and sold a **boutique hostel** and restaurant in Nicaragua called "La Buena Onda" following his service in the **Peace Corps**. He holds a B.A. from the **University of Pennsylvania** and an **MBA** '13 from the Johnson School at **Cornell University** where he was awarded a full scholarship as a Roy Park Leadership Fellow and ran Cornell's startup incubator as an ELAB fellow. Bobby has provided hospitality consulting services for the National Parks Service in California, for Itza Lodge in Belize, and for a luxury tent rental company called Contentment Camping that provides glamping services for the largest festivals and sporting events in the country. He is a founding advisory board member of the American Glamping Association.



Emma Frisch

CULINARY & BRAND DIRECTOR, CO-FOUNDER

—

Emma was a top finalist on **Food Network Star** Season 10, and recently published her camping themed **cookbook**, *Feast By Firelight,* with Ten Speed Press. The book is sold in national outlets such as L.L.Bean and Anthropologie, has been featured in outlets such as the NYTimes and Epicurious, and is now in its third printing. Her food blog has 500+ original recipes, and she has catered for Columbia Sportswear, Dewars Whisky, The Greenwich Food and Wine Festival, and many others. She co-founded La Buena Onda in Nicaragua, the crowd-funding platform PEAKS, and was a founding member of Groundswell International during her **Fulbright Fellowship** in Ecuador. She holds a B.A. in Food Studies from the **University of Pennsylvania**.



Matthew Moss

CHIEF DEVELOPMENT OFFICER

—

Matt was the co-founder and developer of The Cooper Square Hotel, a **$130 million** / 145-room new-build **hotel** in Manhattan (now The Standard East Village), and co-managed the property from opening until its sale to Andre Balazs' HotelsAB. Matt previously managed the development of over $100 million of commercial and residential real estate at East End Properties, a real estate development and management firm affiliated with **The Related Companies**. He holds a B.A. in Economics and Psychology from the **University of Pennsylvania**.



Emily Leedy

MARKETING MANAGER

—

Emily joined the Firelight team in 2018, with a passion for travel and building awesome brands through integrated marketing solutions. Before landing at Firelight, Emily worked with e-commerce startups as a senior account manager at a digital marketing company specializing in search engine optimization (**SEO**). She holds an M.A. in Communication & Rhetorical Studies from **Syracuse University** and a B.A. in Communications from Nazareth College. Emily lives in Pennsylvania with her husband and two pups.



Jason Smith

GENERAL MANAGER
FIRELIGHT ITHACA

—

Jason joined the Firelight team in 2019 with a love of traveling and the outdoors. He was Front Office Manager for the Wheatleigh in Lenox Massachusetts, part of **Leading Hotels of the World**, and The Farm at Cape Kidnappers in New Zealand, a **Relais & Châteaux** property. Most recently, Jason was the General Manager for The Lodge at Glendorn in Pennsylvania, also part of Relais & Châteaux. He holds a B.S. in Hotel and Restaurant Management from Niagara University.

BOARD OF DIRECTORS



Joe Lavin

—

Former SVP
Marriott Limited Service Brands

Former SVP
Development for Choice Hotels

Owner
Harborstone Hospitality
and The Norwich Inn



Mark Lomanno

—

Partner
Kalibri Labs

Former President & CEO
Smith Travel Research (STR)



Ethan Ash

—

Principal
Ethan Ash Consulting, LLC

Co-founder
Vertical Health

Co-founder
Agava Restaurant



Robert Frisch

—

CEO
Firelight Camps

Founding Board Member
American Glamping Association

PRESS

Featured in
130+ **major publications** and blogs

VOGUE	THE WALL STREET JOURNAL.	The New York Times	SELF	martha stewart	MENS JOURNAL
BlackBook	BUSINESS INSIDER	THE DISHH	JETSETTER	travel CHANNEL	bon appétit
terrain	LANDS' END	apartment therapy	WIREMAG.	TASTING TABLE	NEW YORK POST

BRAND

The Firelight Camps brand experience is consistent and immersive.

Every touch-point with our audience fortifies the unexpected combination of rugged luxury that guests experience when they stay at camp. We engage our audience through heartfelt content that evokes a deepened appreciation for nature with understated educational components to support the protection and nourishment of the environment. Before, during, and long after visiting Firelight Camps, our brand instills the value of unforgettable experiences and the restorative power of being comfortably immersed in the natural world.

We offer a complete line of brand-reinforcing products and consumables, from our homemade Firelight s'mores kits, granola, coffee, and hard cider, to a wide selection of apparel and camping gear. We partner with companies like Columbia Sportswear, Rumpl Blankets, Barebones Living and Biolite Stoves to offer exclusive giveaways and reach new like-minded potential guests.


COFFEE
S'MORES
GRANOLA
S'MORES




All photos from Firelight Ithaca

ONLINE PRESENCE

Audience of 5 million+

JETSETTER

45k Unique visitors in August 2020 (+98% YoY)

FIRELIGHTCAMPS.COM


Elevated Camping


JETSETTER
10 Glamping Retreats to Cozy Up In This Fall
Firelight Camps, Ithaca, NY
1
Firelight Camps, Ithaca, NY


refinery29
5,432 likes

Instagram audience of 2 million+

REFINERY 29

RATINGS & FOLLOWERS

19.8k+ followers on Instagram (+23% YoY)

5k+ newsletter subscribers

10k+ followers on Facebook (+9% YoY)


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937 posts
18k followers
658 following
Firelight Camps
Elevated camping in Ithaca, NY
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Accepting Reservations for Jun 1st - Oct 31st
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Blog
Trail
Tents
Events
Campfire
POSTS
TAGGED

TripAdvisor 4.5 of 5 stars	Booking.com 8.7 of 10 stars
Yelp 4 of 5 stars	Facebook 4.8 of 5 stars

THE FIRELIGHT PIPELINE



WE BELIEVE THERE IS A PLACE FOR A FIRELIGHT CAMP IN THE WEEKEND GETAWAY MARKETS OF NEARLY EVERY MAJOR CITY IN THE USA.

In addition to building the Firelight Camps brand, there is growing demand for our glamping-specific management and development knowledge. Luxury Camping Inc. will also pursue management and/or development agreements for owners looking for a white-label glamping solution.

CATSKILLS
NEW YORK

HUDSON VALLEY
NEW YORK

FINGER LAKES
NEW YORK

GREEN MOUNTAINS
VERMONT

BERKSHIRES
MASSACHUSETTS

POCONOS
PENNSYLVANIA

SHENANDOAH
VIRGINIA

BLUE RIDGE MTS.
NORTH CAROLINA

THE GLAMPING MARKET



GLAMPING INDUSTRY

78.8 MILLION AMERICAN HOUSEHOLDS WENT CAMPING IN 2018

62% OF TOTAL USA HOUSEHOLDS

A 22% INCREASE IN CAMPING PARTICIPATION SINCE 2014

— 2019 North American Camping Report


INTEREST IN GLAMPING AND "VAN LIFE" [2017-2018]
8%
21%
14%
45%
10%
25%
14%
50%
6%
20%
14%
46%
5%
15%
12%
37%
5%
14%
8%
29%
2017
2018
Overall
Millennials
Gen Xers
Baby Boomers
Mature
Want to experience "van life"
Want to experience "glamping"

45% OF CURRENT CAMPERS EXPRESSED INTEREST IN GLAMPING IN 2019

A MORE THAN 100% INCREASE OVER 2018

— 2019 North American Camping Report

"GLAMPING" SEARCH TERM FREQUENCY ON GOOGLE

2004 TO PRESENT



GLAMPING COMPETITORS

UNDER CANVAS currently operates eight camps, each with a similar number of tents as our proposed Firelight Catskills. Locations are situated next to National Parks including Yellowstone, Moab, Great Smoky Mountains, Zion, Grand Canyon, Glacier, and Mount Rushmore. Camps range in size from 50 to 100 tents and prices range from $200 to $500 per night. The success of the company validates the strong demand from the high-end camping segment. The Firelight brand is more aspirational and more design-focused, and the Firelight experience is more social than the Under Canvas product.

COLLECTIVE RETREATS currently operates five camps in Wyoming, Colorado, Texas, and New York. Camps range in size from 5 to 10 tents and prices range from $500 to $700 per night. Collective leases land on existing farms, ranches, and development communities, such as Big Sky's Moonlight Basin community. Firelight offers a similar experience at a more affordable price point, appealing to a wider market.

TENTRR currently operates roughly 350 tents across multiple states. Each location hosts from 1 to 4 tents and prices range from $100 to $180 per night. Private landowners are paid a percentage of sales in exchange for hosting and servicing the tents. Tents are outfitted with basic furniture and bucket toilets (that guests must pack out), and guests are responsible for bringing their own sheets, towels, and supplies. The Firelight experience is more comfortable, offers more amenities, and provides a more social environment.

HUTTOPIA currently operates two camps in the USA, in NH and ME, with about 53 glamping tents and cabins and 30 sites for pitch-your-own camping. The company also operates four camps in France, one in Canada, and a number of government-owned campsites in each of those countries. Prices average around $150 per night. They offer a rustic, family-centered, summer camp experience with a swimming pool and playground. The brand is focused on a more affordable, family-centric experience compared to Firelight.


UPSCALE
COLLECTIVE RETREATS
FireLight CAMPS
UNDER CANVAS
FEW TENTS PER SITE
MANY TENTS PER SITE
HUTTOPIA
TENTRR
AFFORDABLE

THE FIRELIGHT ADVANTAGE

- Stylish design
- Social experiences
- Bar and food program
- On-property amenities
- Immersive adventures



FIRELIGHT ITHACA


EXIT

FIRELIGHT ITHACA OVERVIEW

- 19 large, safari style wall tents on hardwood platforms
- 4 of the 19 tents have electricity, heaters, and fans
- All tents share a central, spa-like bathhouse
- Stellar location in the Finger Lakes region, 5-minute drive to downtown Ithaca, NY
- Direct hiking access to Buttermilk Falls State Park
- Launched in 2014; 2019 was Firelight Ithaca's 6th season
- Seasonally operated from mid May through the end of October
- John Thomas Steakhouse and August Moon Spa on site
- Central lobby area with full bar, fire pits, bocce ball, weekly live music, and daily morning yoga



FIRELIGHT ITHACA GUEST REVIEWS

"I fell in love with the camp when I first discovered it online, and after spending a few days there, I know I will always have a special place in my heart for Firelight Camps. The staff went above and beyond for our group, exceeding all expectations and making everything stress-free and fun! Our group had the time of their lives and it was very difficult to leave. **Looking forward to next season and another visit**."

"All the ambiance of a **five-star hotel** without the intrusion of electronics to distract you from the beauty of the surroundings."

"This place is incredible. I am a traveling artist and came through Ithaca and wound up here based on **word of mouth** from friends. Such a beautifully-curated, retreat in Ithaca. Luxurious yet human. AND, the hosts were beyond kind and generous."

"Chris and I had a fabulous time at firelight camps! Everything was so **clean** and everyone there was very helpful and friendly. It was the perfect combination of camping and glamour. Bathrooms were spotless and felt like I was walking into a spa. The tent was **beautiful and cozy**."

"It was raining as we drove up and I was worried. How would this place hold up in the rain? Glad to say we had a fantastic time, the rain stopped overnight and the place was magical. **Would love to go again** with our friends and family."

"The tent and grounds are just as **gorgeous** as those **pictures** online. I can only say we were so lucky to have found this amazing spot. Thank you."

- TripAdvisor reviews 2015-2018

FIRELIGHT PHOENICIA



FIRELIGHT PHOENICIA OVERVIEW

PROPERTY DESCRIPTION

- 80 tents total; 46 in phase 1
- Private bathroom for each tent
- Lobby with bar and tended campfires
- Market, snack shack, and events program
- 180-day annual operating season
- Catskill Mountains, Phoenicia, NY
- 2 hours from New York City
- 27.4 million people within 120 miles



FIRELIGHT PHOENICIA PROGRAM & SITE PLAN

- 80 large safari-style wall tents
- Private bathrooms for each tent
- Indoor/outdoor lobby and lounge space
- Snack shack and bar
- Provisions market with snacks and merchandise
- Event tent and patio for retreats & gatherings
- More than half a mile of private Esopus Creek riverfront
- Riverside hammock grove and lounge areas
- Opportunities for discovery such as a large rocky beach, sitting areas, art installations, and fitness areas
- On-site fishing, swimming, and tubing on the Esopus Creek


MT TREMPER PHONECIA RD
MEADOW ROAD
CULVERT BEND
STONE BEACH
ESOPUS CREEK

THE FIRELIGHT EXPERIENCE



LUXURY TENTS

The defining experience of Firelight Camps is a sublime night's sleep in one of our fully-furnished safari tents.

Each Tent Has:

- Raised platform with local hardwood flooring
- A large canvas wall tent with private rear sitting deck and covered front porch
- Private bathroom attached to the deck
- Stylish furnishings that reflect the local design vernacular of each site including high-quality linens, a writing desk, sitting areas, a wardrobe, chests, night tables, and luxurious beds
- Electricity with heated & cooled mattress pads for temperature control
- Oversized windows and door flaps with mesh netting



LUXURY TENTS
CONTINUED


RIDGE ABOVE
14' - 0"
9' - 0"
7' - 0"
16' - 0"
SHUTTERED OPENINGS
COVERED PATIO
WH
TIMBER EAVE POLES ABOVE
CANVAS TENT STRUCTURE
COVERED ENTRY
TIMBER EAVE POLES









All photos from Firelight Ithaca

LOBBY & LOUNGE

Firelight's guests experience a campground mixed with the best elements of a high-quality boutique hotel.

The campfire, quintessential to camping, is at the heart of each Firelight Camp. Our guests, gathered around the fire, connect with each other and the natural world around them. We keep a fire burning all morning and evening, and the smell of wood-smoke permeates the camp. Guests check in and relax in our lobby and lounge area, where they interact with staff, discover trail maps and tour info, purchase retail items from our camp store, have a glass of wine or a cocktail, play games, and plan the day's activities.

Local design accents, art, and building materials will create a unique sense of place at each camp.







All photos from Firelight Ithaca

FOOD & BEVERAGE





A casual, memorable, and unique food program reinforces the camping experience and creates an activated, social common area.

- Camping cuisine, inspired by co-founder Emma Frisch's new cookbook Feast by Firelight, served from an elegant snack shack
- Full-service bar offering local wine, beer, and spirits when available
- Daily complimentary continental breakfast with homemade granola, organic yogurt, fresh muffins, and additional hot breakfast items available for purchase
- Camp market with pre-packaged lunch items, ingredients for grilling, and Firelight-branded products
- Grill-Your-Own area with grills, utensils, enamelware dishes, and storage
- Beverage station with coffee and teas


FEAST
BY FIRELIGHT

***FEAST BY FIRELIGHT:** Simple Recipes for Camping, Cabins, and the Great Outdoors*
—
By Emma Frisch
(Penguin Random House Ten Speed Press / April 2018)



WEDDINGS & EVENTS

Each Firelight Camp can serve as an enchanting venue that turns weddings, retreats, and meetings into unforgettable experiences.

Our public spaces will support multiple configurations of large and small tents to accommodate a wide range of event needs, ensuring a smooth and intimate experience.









All photos from Firelight Ithaca

ACTIVITIES & AMENITIES

Opportunities to explore the natural world enrich the Firelight Camps glamping experience.

- Daily yoga classes
- Local guiding services for wild foraging hikes, fishing, farm tours, and other outdoor pursuits dependent on location
- Educational opportunities in fire-building, wildcrafting, survival skills, cooking, and other camping-related activities
- Contracted masseuses for in-tent massages
- Local acoustic musicians around the firepit
- Natural playground and hammock grove
- Lawn games, board games, library, and bocce ball









All photos from Firelight Ithaca

DISCLAIMERS & RISK FACTORS

This document and other offering materials (available on the WeFunder portal “WeFunder”) were prepared by Luxury Camping, Inc. dba Firelight Camps (“Firelight”). This document does not constitute an offer to sell or a solicitation of an offer to buy any security. An offer and sale may be made through WeFunder (on terms as set forth in the portal) to certain individuals or entities in jurisdictions where permitted by law. No representation is made as to the accuracy or completeness of the information provided herein, which is qualified in its entirety by the offering materials on the WeFunder portal which any prospective investor is advised to review in full, and to the extent necessary consult with a financial and tax advisor.

The information contained in this document was obtained from sources believed to be reliable, but no assurance can be given by Firelight as to the accuracy or completeness of such information or that circumstances have not changed since the date such information was supplied. Potential investors, and capital partners are cautioned not to rely upon any information not expressly set forth in this document, without reviewing all of the offering documents and consulting with any financial or tax advisors.

Statements in this document and any accompanying information regarding future financial and operating results, opportunities and any other statements about the future expectations, beliefs, goals, plans or prospects expressed constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Any statements that are not statements of historical fact (including statements containing the words “will,” “believes,” “plans,” “projects,” “anticipates,” “expects,” “estimates,” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including development, construction, operational, and financing risk; interest rate fluctuation; liquidity; lack of operating history; acts of God including flooding; need for future capital; changes in customer preferences and economic conditions generally. These statements and other forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Neither Firelight nor its management, directors, officers, affiliates, employees agents or representatives assumes any obligation to update any forward-looking statements. Prospective investors and capital partners must rely on their own examination of Firelight and the terms of the proposed investment and financing. The contents of this document are not to be construed as legal, tax or investment advice. Each prospective investor should review all of the offering and organizational documents of Firelight and consult its own advisor(s) regarding legal, tax, business and other related matters before committing to make any investment.

Delivery of this document or any offering materials to anyone other than the recipient or such recipient’s advisors is unauthorized and any reproduction of this document or any offering materials, in whole or in part, or any attempt to divulge its contents, in whole or in part, without the prior written consent of Firelight is prohibited. This document and the offering materials have been prepared solely in connection with the proposed offering conducted through WeFunder as described therein and may not be reproduced or used for any other purpose by the recipient hereof.

Luxury Camping, Inc. dba Firelight Camps, Ithaca, NY 14850, October 2020

THANK YOU
FOR REVIEWING



Robert Frisch
Chief Executive Officer
robert@firelightcamps.com

Matthew Moss
Chief Development Officer
matt@firelightcamps.com